UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 11, 2014

ENTERPRISE PRODUCTS PARTNERS L.P.

(Exact name of registrant as specified in its charter)

Delaware	1-14323	76-0568219
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Louisiana Street, 10th Floor, Houston, Texas	77002
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (713) 381-6500

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On November 11, 2014, Enterprise Products Partners L.P., a Delaware limited partnership (the “Partnership”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Partnership, Enterprise Products Holdings LLC, a Delaware limited liability company and the general partner of the Partnership, EPOT MergerCo LLC, a Delaware limited liability company and a wholly owned subsidiary of the Partnership (“MergerCo”), Oiltanking Partners, L.P., a Delaware limited partnership (“Oiltanking”), and OTLP GP, LLC, a Delaware limited liability company and the general partner of Oiltanking (“Oiltanking GP”).

Subject to the satisfaction or waiver of certain conditions in the Merger Agreement, upon the later of the filing with the Secretary of State of the State of Delaware of a certificate of merger or the later date and time set forth in such certificate, Oiltanking will merge with MergerCo, with Oiltanking surviving the merger as a wholly owned subsidiary of the Partnership (the “Merger”). Following the Merger, Oiltanking GP will remain the general partner of Oiltanking and all outstanding common units representing limited partner interests in Oiltanking (the “Oiltanking Common Units”) (other than Oiltanking Common Units held by the Partnership or its subsidiaries) will be converted into the right to receive 1.30 common units representing limited partnership interests in the Partnership (the “Partnership Common Units”). No fractional Partnership Common Units will be issued in the Merger, and holders of Oiltanking Common Units will, instead, receive cash in lieu of fractional Partnership Common Units, if any. The 54,799,604 Oiltanking Common Units beneficially owned by Enterprise Products Operating LLC, a Delaware limited liability company and wholly owned subsidiary of the Partnership (“EPO”) (consisting of (i) 15,899,802 currently outstanding Oiltanking Common Units and (ii) 38,899,802 additional Oiltanking Common Units issuable upon conversion (the “Conversion”) of an equal number of currently outstanding Oiltanking subordinated units, such Conversion to occur in accordance with Oiltanking’s partnership agreement on November 17, 2014, the first business day immediately after the payment of the Oiltanking distribution on November 14, 2014), will remain outstanding and EPO will continue as a limited partner of Oiltanking. In connection with the Merger, EPO will not receive any consideration for the continuation of its limited partnership interest in Oiltanking, Oiltanking GP will not receive any consideration for the continuation of its general partner interests or incentive distribution rights in Oiltanking, and the Partnership will be admitted as a limited partner of Oiltanking and issued Oiltanking Common Units equal to the converted Oiltanking Common Units held by unitholders other than the Partnership or its subsidiaries.

The conflicts committee (the “Oiltanking Conflicts Committee”) of the board of directors of Oiltanking GP (the “Oiltanking GP Board”) has unanimously in good faith approved the Merger Agreement and the transactions contemplated thereby, including the Merger, determined that they are fair and reasonable to and in the best interests of Oiltanking and the “Oiltanking unaffiliated unitholders” (consisting of Oiltanking unitholders other than the Partnership and its affiliates, Oiltanking and its subsidiaries and the directors and executive officers of Oiltanking GP), and resolved to approve and recommend the approval of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, to the Oiltanking GP Board. Based upon such approval by the Oiltanking Conflicts Committee, the Oiltanking GP Board has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Merger, and directed that the Merger Agreement be submitted to the holders of Oiltanking Common Units for approval at a meeting of such holders for the purpose of approving the Merger Agreement and the Merger.

The Merger Agreement contains customary representations and warranties and covenants by each of the parties. Completion of the Merger is conditioned upon, among other things: (1) approval of the Merger by holders of a majority of the outstanding Oiltanking Common Units (after giving effect to the Conversion); (2) applicable regulatory approvals; (3) the absence of certain legal injunctions or impediments prohibiting the transactions; (4) the validity of the representations and warranties made by the parties to the Merger Agreement; (5) the effectiveness of a registration statement on Form S-4 with respect to the issuance by the Partnership of the Partnership Common Units in connection with the Merger; (5) the receipt of certain tax opinions; (6) approval for the listing of the Partnership Common Units to be issued in connection with the Merger on the New York Stock Exchange; and (7) the nonoccurrence of certain events that would have a material adverse effect on the business of Oiltanking or the Partnership.

The Merger Agreement provides that Oiltanking will convene a meeting of Oiltanking unitholders to consider and vote on the approval of the Merger Agreement and the Merger, subject to the terms and conditions of the Merger Agreement. The Merger Agreement permits, subject to certain conditions, the Oiltanking Conflicts Committee or the Oiltanking GP Board to withdraw, modify or qualify its recommendations and to publicly approve or recommend an Acquisition Proposal (as defined in the Merger Agreement) (an “OILT Change in Recommendation”) if it has concluded in its good faith judgment, after consultation with its outside legal counsel and financial advisors, that failure to make an OILT Change in Recommendation would be inconsistent with its duties under the Oiltanking partnership agreement and applicable law. If there occurs an OILT Change in Recommendation in accordance with the Merger Agreement, Oiltanking is not required to call, hold or convene the meeting of unitholders.

The Merger Agreement contains provisions granting both the Partnership and Oiltanking the right to terminate the Merger Agreement for certain reasons, including, among others, (1) if the Merger has not been consummated on or before March 31, 2015 (2) the failure of Oiltanking to obtain approval of the Merger by the affirmative vote or consent of holders of at least a majority of the outstanding Oiltanking Common Units, and (3) in the event an OILT Change in Recommendation has occurred.

Support Agreement

In connection with the Merger Agreement, the Partnership entered into a Support Agreement, dated as of November 11, 2014 (the “Support Agreement”), by and among the Partnership, Oiltanking and EPO. Pursuant to the Support Agreement, EPO agreed to vote its Oiltanking Common Units in favor of the adoption of the Merger Agreement at any meeting of Oiltanking unitholders. EPO directly owns 54,799,604 Oiltanking Common Units (after giving effect to the Conversion), representing approximately 66 percent of the outstanding Oiltanking Common Units and a sufficient vote for approval of the Merger Agreement and the Merger if voted in favor therefor pursuant to Oiltanking’s partnership agreement. In addition, pursuant to the Support Agreement, EPO granted an irrevocable proxy to a member of the Oiltanking Conflicts Committee to vote such units accordingly.

The Support Agreement will terminate upon the earlier of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) an OILT Change in Recommendation permitted under the Merger Agreement, or (iv) the written consent of the parties to the Support Agreement.

Cautionary Statements

The foregoing descriptions of the Merger Agreement and the Support Agreement are qualified in their entirety by reference to the full text of the agreements (including the annexes thereto), which are attached hereto as Exhibits 2.1 and 10.1, respectively, and incorporated herein by reference.

The Merger Agreement is filed herewith to provide investors with information regarding its terms and is not intended to provide any other factual information about the Partnership or Oiltanking. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are as of specified dates and were made only for purposes of the Merger Agreement. Such representations and warranties are solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed between the parties, including being qualified by information contained in the disclosure letters exchanged between the parties in connection with the execution of the Merger Agreement that may modify and create exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the parties thereto, rather than establishing matters as facts. Accordingly, they should not be relied upon as statements of factual information. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about the Partnership or Oiltanking. None of the representations and warranties contained in the Merger Agreement will have any legal effect among the parties to the Merger Agreement after the closing of the Merger.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” as defined by the Securities and Exchange Commission (“SEC”). All statements, other than statements of historical fact, included herein that address activities, events or developments that the Partnership or Oiltanking expects, believes or anticipates will or may occur in the future, including anticipated benefits and other aspects of the proposed Merger, are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the proposed Merger will not be completed prior to the March 31, 2015 outside termination date, required approvals by Oiltanking unitholders and regulatory agencies, the possibility that the anticipated benefits from the proposed Merger cannot be fully realized, the possibility that costs or difficulties related to integration of the two companies will be greater than expected, the impact of competition and other risk factors included in the reports filed with the SEC by the Partnership and Oiltanking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, neither the Partnership nor Oiltanking intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information and Where to Find It

In connection with the proposed Merger, a registration statement of the Partnership, which will include a prospectus of the Partnership and a proxy statement of Oiltanking and other materials, will be filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS AND THE OTHER MATERIALS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTNERSHIP, OILTANKING AND THE PROPOSED MERGER. A definitive proxy statement/prospectus will be sent to security holders of Oiltanking seeking their approval of the proposed Merger. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about the Partnership and Oiltanking, without charge, at the SEC’s website at www.sec.gov. Copies of the registration statement and the definitive proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to: (i) Investor Relations: Enterprise Products Partners L.P., (713) 381-6500, or (ii) Investor Relations, Oiltanking Partners, L.P., (281) 457-7900.

The Partnership, Oiltanking, their respective general partners and the directors and management of the respective general partners may be deemed to be “participants” in the solicitation of proxies from Oiltanking’s security holders in respect of the proposed Merger. INFORMATION ABOUT THESE PERSONS CAN BE FOUND IN EACH PARTNERSHIP’S 2013ANNUAL REPORT ON FORM 10-K AND SUBSEQUENT STATEMENTS OF CHANGES IN BENEFICIAL OWNERSHIP ON FILE WITH THE SEC. THESE DOCUMENTS CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES LISTED ABOVE. ADDITIONAL INFORMATION ABOUT THE INTERESTS OF SUCH PERSONS IN THE SOLICITATION OF PROXIES IN RESPECT OF THE PROPOSED MERGER WILL BE INCLUDED IN THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS TO BE FILED WITH THE SEC.

Item 8.01	Other Events

On November 12, 2014 the Partnership and Oiltanking issued a joint press release relating to the Merger. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference. The press release contains statements intended as “forward-looking statements” that are subject to the cautionary statements about forward-looking statements set forth in the press release.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of November 11, 2014, by and among Enterprise Products Partners L.P., Enterprise Products Holdings LLC, EPOT MergerCo LLC, Oiltanking Partners, L.P. and OTLP GP, LLC.

10.1	Support Agreement, dated as of November 11, 2014, by and among Enterprise Products Partners L.P., Enterprise Products Operating LLC and Oiltanking Partners, L.P.

99.1	Joint Press Release dated November 12, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENTERPRISE PRODUCTS PARTNERS L.P.

	By:	Enterprise Products Holdings LLC,
its General Partner

Date: November 12, 2014	By:	/s/ Stephanie C. Hildebrandt
Stephanie C. Hildebrandt
Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of November 11, 2014, by and among Enterprise Products Partners L.P., Enterprise Products Holdings LLC, EPOT MergerCo LLC, Oiltanking Partners, L.P. and OTLP GP, LLC.

10.1	Support Agreement, dated as of November 11, 2014, by and among Enterprise Products Partners L.P., Enterprise Products Operating LLC and Oiltanking Partners, L.P.

99.1	Joint Press Release dated November 12, 2014.